THE WILLIAMS COMPANIES, INC.

One Williams Center, Suite 4900

Tulsa, Oklahoma 74172

(918) 573-2000

June 27, 2018

Via Edgar

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re: Form S-4 filed by The Williams Companies, Inc., (SEC File No. 333-225272)

Dear Ms. Ransom:

On behalf of The Williams Companies, Inc. (“Williams,” the “Company,” “we,” “our” or “us”), this letter responds to your letter, dated June 25, 2018 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”). The response of the Company is set forth in ordinary type beneath the comment of the Staff of the Division of Corporation Finance (the “Staff”) reproduced below in boldface type. For ease of reference, the heading and numbered paragraph below corresponds to the heading and numbered comment in the Comment Letter.

General

1.	You disclose throughout your filing that Williams Gas Pipeline “has irrevocably agreed to deliver a written consent” approving the merger and that this consent will be sufficient to approve the merger on behalf of Williams Partners. In light of William Gas Pipeline’s “irrevocabl[e] and unconditional[]” obligation to deliver a written consent approving the merger pursuant to Section 2 of its Support Agreement with William Partners, please provide us with your analysis as to why registering your issuance of shares to William Partners on the instant Form S-4 is appropriate. For guidance, please refer to Question 239.13 of the Division’s Securities Act Sections Compliance & Disclosure Interpretations. Ensure your analysis addresses whether the Williams Gas Pipeline’s irrevocable and unconditional obligation to deliver a written consent constitutes a completed private offer and sale such that your issuance of shares to Williams Partners must be completed privately.

Ms. Mara L. Ransom

Securities and Exchange Commission

June 27, 2018

The Company acknowledges the Staff’s comment as well as the Staff’s position articulated in Compliance and Disclosure Interpretation 239.13 (“C&DI 239.13”) that offers and sales of an acquiror’s securities cannot be made and completed privately before the business combination transaction is presented to non-affiliated security holders for their vote. As detailed below, the Company believes C&DI 239.13 does not apply to the Registration Statement or the proposed merger of Williams Partners L.P. (“Williams Partners”) and SCMS LLC (the “Merger”), and even if C&DI 239.13 did apply, the Company believes the Support Agreement entered into by Williams Gas Pipeline complies with the provisions of C&DI 239.13.

I. C&DI 239.13 is Not Applicable

The Company respectfully advises the Staff that C&DI 239.13 is not applicable to the Registration Statement or the Merger because no shares of Williams common stock (the “Common Stock”) are being offered or issued to Williams Gas Pipeline, Williams Partners, Williams, or any other subsidiary of Williams in connection with the proposed Merger. The only shares of Common Stock to be issued in connection with the proposed Merger are the shares of Common Stock covered by the Registration Statement, all of which are to be issued to holders of Williams Partners common units other than Williams and its subsidiaries (the “WPZ Public Unitholders”). Therefore, the Company does not believe entry into the Support Agreement by Williams Gas Pipeline should have any implication on the registration of the offer of shares of Common Stock to WPZ Public Unitholders, because no offers or sales of Common Stock have been or will be made to Williams Gas Pipeline or any of Williams’ subsidiaries in connection with the proposed Merger. As there is no offer, and no issuance of any Common Stock in the Merger to Williams Gas Pipeline or any Williams subsidiary, the Company believes execution of the Support Agreement by Williams Gas Pipeline cannot give rise to a “sale” of Common Stock to Williams Gas Pipeline or any of Williams’ subsidiaries, for purposes of Section 5 of the Securities Act.

II. The Support Agreement Satisfies C&DI 239.13

Even if C&DI 239.13 were applicable to the proposed Merger and the associated Support Agreement, the Company believes it may register the issuance of the Common Stock to the WPZ Public Unitholders on the Registration Statement because the Support Agreement satisfies the conditions provided in C&DI 239.13, as set forth below:

•	Williams Gas Pipeline owns more than 5% of the Williams Partners units entitled to vote on the proposed Merger;

•	Williams Gas Pipeline owns less than 100% of the Williams Partners units entitled to vote on the proposed Merger; and

•	following effectiveness of the Registration Statement, written consents from Williams Partners unitholders will be solicited from unitholders who have not signed the Support Agreement and would be ineligible to purchase in a private offering.

Ms. Mara L. Ransom

Securities and Exchange Commission

June 27, 2018

Accordingly, the Company believes the conditions of C&DI 239.13 have been fully satisfied.

As noted in C&DI 239.13 and SEC Release No. 33-7606A, the Staff has recognized that voting agreements in the context of business combination transactions serve legitimate business purposes. Should the Staff take the view that entering into an irrevocable contractual agreement to consent is tantamount to the actual delivery of a written consent, then such view would call into question the Staff’s general position that voting agreements in the context of business combination transactions are permissible under the circumstances enumerated therein.

The Company believes there are fundamental differences between executing a written consent on the one hand, and irrevocably agreeing to deliver a written consent at a future date following the effectiveness of a registration statement, on the other. The execution and delivery of a written consent by equity holders whose equity ownership would be sufficient to approve the transaction in question results in approval of the matter as of the time of delivery of the written consent and negates the need to obtain written consents in favor of the transaction at a later date. Accordingly, once such a written consent is delivered, the legal act of obtaining the requisite equity holder approval has in fact occurred, and there is no need for any further action on the part of equity holders to approve the matter. In contrast, the act of one equity holder irrevocably agreeing to deliver a written consent at some future date is purely contractual in nature and does not, in and of itself, legally result in approval of the matter in question by the target company’s equity holders. Written consents must still be physically delivered in order for the action to be duly approved by equity holders. In the instant case, there is a significant period of time from (1) the date the Support Agreement was entered into and (2) the record date for the Williams Partners consent solicitation. In addition, in accordance with the Support Agreement, the Registration Statement must be declared effective by the Staff before Williams Gas Pipeline is required to deliver its written consent. During the time period described above, any number of events could occur precluding the proposed Merger from being consummated.1 For example, Williams Gas Pipeline could breach its obligations under the Support Agreement. Additionally, Williams could breach its obligation under the Merger Agreement to cause the Registration Statement to become effective, in which case Williams Gas Pipeline would never become obligated to deliver its written consent. While the Staff’s letter notes that the obligation under the Support Agreement is described as “irrevocabl[e] and unconditional[]” it remains a contractual obligation, which can be breached or renegotiated the same as any contractual obligation. The characterization as irrevocable and unconditional is not sufficient to transform a contractual obligation to take a future action into an effective legal approval, which can only be accomplished through a vote or the execution of a written consent.

[1]	We note that Williams Gas Pipeline previously entered into a similar support agreement in which it irrevocably agreed to deliver its written consent to the merger contemplated by the March 12, 2015 merger agreement between Williams, Williams Partners, WPZ GP LLC and SCMS LLC. In that transaction, the written consent contemplated by the support agreement was never delivered because the 2015 merger agreement was terminated before the related registration statement was filed with the Securities and Exchange Commission.

Ms. Mara L. Ransom

Securities and Exchange Commission

June 27, 2018

Accordingly, the Company does not believe C&DI 239.13 is applicable to the Merger because no securities will be issued to Williams Gas Pipeline (or any Williams affiliated entity) in the Merger. And even if C&DI 239.13 were applicable to the Merger, the Support Agreement satisfies the conditions specified in C&DI 239.13 as it is merely a contractual agreement, legally distinct from the delivery of a written consent.

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Ms. Mara L. Ransom

Securities and Exchange Commission

June 27, 2018

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (918) 573-1717 or Robyn Zolman of Gibson, Dunn & Crutcher LLP at (303) 298-5740.

Sincerely,

/s/ T. Lane Wilson

T. Lane Wilson

cc:	Steven K. Talley, Robyn E. Zolman, Jonathan Whalen, Gibson, Dunn & Crutcher LLP

Joshua Davidson & Travis Wofford, Baker Botts L.L.P.

Parhaum J. Hamidi, Securities and Exchange Commission